Mail Stop 3561

October 25, 2006

<u>Via Fax & U.S. Mail</u>

Mr. Todd Huss
Chief Financial Officer
5455 Spine Road, Suite C
Boulder, Colorado 80301

> **Re:** **Global Casinos, Inc.**
> **Form 10-KSB for the year ended June 30, 2006**
> **Filed October 10, 2006**
> **File No. 000-15415**

Dear Mr. Huss:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 10-KSB for the year ended June 30, 2006</u>

<u>Management's Discussion & Analysis</u>

<u>- General</u>

1. In future filings, please expand your MD&A section to include a discussion of your critical accounting estimates and policies. The discussion should address the following areas:

   - *Types of assumptions underlying the most significant and subjective estimates;*
   - *Sensitivity of those estimates to deviations of actual results from management's assumptions; and*
   - *Circumstances that have resulted in revised assumptions in the past.*

   Refer to SEC Release No. 33-8350 for guidance. In addition, consider including a discussion of your impairment of long-lived assets, income taxes, and stock based compensation, within your critical accounting policies and estimates section.

– Liquidity

2. Please revise future filings to disclose the estimated amount of capital expenditures for the year ended June 30, 2007.

– Other

3. We note that although holders of approximately $200,000 did not agree to accept a reduced interest rate and extended maturity date, you have been making payments based on the modifications and have taken the position that their lack of objection represents a legally enforceable modification. Please tell us the difference in the amount of interest that will be paid under the modified rate versus the original rate and how you have determined or calculated the amount of interest accrued. Also, please explain to us in further detail why you believe you will not be obligated to pay the amount of interest required by the original terms of the agreement.

Consolidated Financial Statements

Balance Sheet

4. We note your presentation of an asset titled "accrued gaming income" on the face of the balance sheet. Please explain to us, and disclose in the notes to the financial statements in future filings, the nature of this asset.

Notes to the Financial Statements

– General

5. We note from your disclosure on page 6 that you have a frequent player club called the "Sharpshooter Club." Please tell us and explain in the notes to your financial statements in future filings, the nature of the rewards, if any, that may be redeemed by the customers, (i.e., cash, food and other goods and services). Also please explain how you recognize and classify awards earned by customers under this program and tell us how you have applied the guidance of EITF 00-22.

6. Please revise future filings to disclose any securities that could potentially dilute EPS in the future, but which were not included in the calculation of diluted EPS because to do so would have been antidilutive for the periods presented. See paragraph 40(c) of SFAS No. 128.

7. In your consolidated financial statements we note no disclosure of the accounting method for accruing a base jackpot liability. With respect to the method for accruing this liability, casino companies have interpreted the requirement in Section 2.09-.10 of the Casino Audit guide differently. In this regard, we have noted that some accrue the liability as games are played under a matching concept, while others accrue only incremental jackpot amounts owed where every coin played adds to the jackpot total. Please expand your notes to describe this liability and address how you recognize and measure the liability in your consolidated financial statements.

Note 2. Gain From Debt Restructuring

8. We note your disclosure that during fiscal 2005 you converted certain notes payable into equity by issuing 110,000 shares of common stock in exchange for principal of $110,000 and accrued interest of $103,000. Please tell us how you determined the market value of the stock issued and your basis for issuing common stock with a market value of only $104,500 which resulted in a gain on the extinguishment of debt. Also, please tell us how you were able to retire certain mortgage debts at a discount and how you accounted for the transaction. Please ensure your response addresses your consideration of APB 26 and FTB 80-1, as applicable. Additionally, for each of the debt extinguishment or conversion transactions in which a gain was recognized, please tell us if the transaction was with a related party. We may have further comment upon review of your response.

Note 7. Stock Incentive Plan

9. We note that you disclose the assumptions used in the Black-Scholes option pricing model for the stock grants during the year ended June 30, 2006. In future filings, please include a description of the significant assumptions used to estimate the fair value of grants made in each year for which an income statement is presented. See paragraph 47(d) of SFAS No. 123 and paragraph A240(e) of SFAS No. 123(R).

Note 9. Investment in Global Gaming Technologies

10. Please tell us and revise Note 9 to explain how you plan to account for your 25% interest in Global Gaming Technologies. Also, please explain why you believe it is appropriate to reflect an investment and an obligation for the $90,000 of your unpaid capital contribution at June 30, 2006.

Summary Compensation Table, page 52

11. We note the disclosure in footnote (1) indicating that Mr. Neuman receives no compensation for his services as Interim president. Please revise to reflect the fair value of the services provided by Mr. Neuman as compensation expense and as a capital contribution in the Company's financial statements or explain why you do not believe this is required. Refer to the guidance outlined in Topic Seven, Section II.B of the Division of Corporation Finance's Staff Training Manual.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief